Exhibit 12.1

Earnings to Fixed Charges

	TP & A				Berry Plastics
				10/1/05-	2/17/06-		13 wks	13 wks
	2003	2004	2005	2/16/06	09/30/06	2007	12/30/06	12/29/2007
Earnings:
Income (loss) before taxes	40.8	34.9	47.8	19.3	-51.1	-207.5	-52.5	-51.0
Interest	15.9	10.6	16.9	10.6	46.5	237.6	59.9	61.8
Interest portion of rental expense	8.4	4.3	3.4	0.9	2.2	14.7	3.7	2.8

	65.1	49.8	68.1	30.8	-2.4	44.8	11.1	13.6

Fixed Charges:
Interest	15.9	10.6	16.9	10.6	46.5	237.6	59.9	61.8
Interest capitalized	0.0	0.0	0.0	0.0	-0.6	-1.5	-0.3	-0.4
Interest portion of rental expense	8.4	4.3	3.4	0.9	2.2	14.7	3.7	2.8

	24.3	14.9	20.3	11.5	48.1	250.8	63.3	64.2

Ratio	2.7	3.3	3.4	2.7	0.0	0.2	17.49	21.18

Shortfall (overage)	-40.8	-34.9	-47.8	-19.3	50.5	206.0	52.2	50.6